UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026.

Commission File Number 001-36848

Check-Cap Ltd.

(Exact Name of Registrant as Specified in Charter)

Abba Hushi Avenue

P.O. Box 1271

Isfiya, 30090 Mount Carmel, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

This Form 6-K is being incorporated by reference into Check-Cap Ltd.’s Registration Statements on Form S-8 (File No. 333-203384, 333-203384, 333-226490 and 333-259666) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Introductory Note

This Report on Form 6-K is being furnished in connection with the completion of the previously announced underwritten public offering (the “Offering”) of ordinary shares of the Company, par value NIS 48.00 per share (“Ordinary Shares”), pursuant to an Underwriting Agreement, dated August 26, 2026 (the “Underwriting Agreement”), by and between the Company and Northland Securities, Inc., as the representative (the “Representative”) of the several underwriters named therein.

Closing of the Offering

On August 27, 2026, the Company completed the Offering of 1,538,462 Ordinary Shares at a public offering price of $6.50 per share, before underwriting discounts and commissions, pursuant to the Underwriting Agreement.

The aggregate gross proceeds to the Company from the Offering were approximately $10.0 million, before deducting underwriting discounts and commissions and other offering expenses payable by the Company. The Company granted the underwriters a 30-day option to purchase up to an additional 230,769 shares at the public offering price, less underwriting discounts and commissions.

The securities sold in the Offering were offered and sold pursuant to the Company’s registration statement on Form F-1 (File No. 333-297704), as amended (the “Registration Statement”), which was declared effective by the Securities and Exchange Commission (the “SEC”) on August 25, 2026. A final prospectus relating to the Offering was filed with the SEC on August 27, 2026.

In connection with the Offering, each of the Company’s directors and executive officers and certain shareholders entered into Lock-Up Agreements (each, a “Lock-Up Agreement”) pursuant to which, such persons agreed not to offer, sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of, directly or indirectly, any Ordinary Shares or securities convertible into or exercisable or exchangeable for Ordinary Shares for a period of 180 days following the date of the final prospectus relating to the Offering, subject to certain customary exceptions, without the prior written consent of the Representative.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, which is attached as Exhibit 1.1 hereto and is incorporated herein by reference. The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Lock-Up Agreement, which was previously included as Exhibit 10.24 to the Registration Statement and is incorporated herein by reference.

Press Release

On August 26, 2026, the Company issued a press release announcing the pricing terms of the Offering. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On August 28, 2026, the Company issued a press release announcing the closing of the Offering. A copy of the press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Agreement by and between Check-Cap Ltd. and Northland Securities, Inc.
99.1	Press Release, dated August 26, 2026.
99.2	Press Release, dated August 28, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK-CAP LTD.

By:	/s/ John Fowler
Name:	John Fowler
Title:	Chief Executive Officer

Date: August 28, 2026

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